SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       ADELPHIA COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   006848 10 5

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 14, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:        006848 10 5

         (1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas, and Daniel R. Milliard (collectively, the "Limited Purpose Group")

         (2)      Check the Appropriate Box if a Member of a Group        (a)
                                                                          (b) X

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  The members of the Limited Purpose Group are citizens of the United States of America.




         Number of            (7)     Sole Voting Power        28,910,474 Shares
           Shares
        Beneficially          (8)     Shared Voting Pow         2,399,151 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0**
         Reporting
        Person With           (10)    Shared Dispositive Power          0**

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    31,309,625**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            63.7%

         (14)     Type of Reporting Person (See Instructions)
                                                            00

         **See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas                       (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group    (a) X**
                                                                      (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5)      Check Box if Disclosure of Legal Proceedings is Required
Pursuant
                  to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization United States of America

         Number of            (7)     Sole Voting Power         6,216,855 Shares
           Shares
        Beneficially          (8)     Shared Voting Power      25,092,770 Shares
          Owned by
            Each              (9)     Sole Dispositive Power    5,856,755 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power 20,486,330 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  26,343,085 (which includes 97,949 shares beneficially owned by Dorellenic and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which John J. Rigas is a general partner, 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership, and 940,000 shares held by Ionian Communications, L.P., a limited partnership).***

         (12)     Check Box if the Aggregate Amount in Row (11) Excludes    X
                  Certain Shares Excludes 4,966,540 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas shares the right to vote for the election of directors and as to which shares he disclaims beneficial ownership.***

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            59.6%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a) X**
                                                                     (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
           Shares                    0--for election of directors only.
        Beneficially                 1,818,221--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   21,557,851--for election of directors only.
           Person                    19,739,630--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     1,818,221
                              (10    Shared Dispositive Power
                                     20,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  22,304,551 (which includes 97,949 shares beneficially owned by Dorellenic and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership, and 940,000 shares held by Ionian Communications, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            55.4%

         (14)     Type of Reporting Person (See Instructions)
                                                           IN

         ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a) X**
                                                                     (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
           Shares                    0--for election of directors only.
        Beneficially                 1,818,221--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   21,557,851--for election of directors only.
           Person                    19,739,630--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     1,818,221
                              (10    Shared Dispositive Power
                                     20,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  22,304,551 (which includes 97,949 shares beneficially owned by Dorellenic and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership, and 940,000 shares held by Ionian Communications, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            55.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN
                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         James P. Rigas                               (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a) X**
                                                                     (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
           Shares                    0--for election of directors only.
        Beneficially                 1,053,685--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   20,793,315--for election of directors only.
           Person                    19,739,630--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     1,053,685
                              (10)   Shared Dispositive Power
                                     20,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  21,540,015 (which includes 97,949 shares beneficially owned by Dorellenic and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership, and 940,000 shares held by Ionian Communications, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            54.6%

                  (14)Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ellen K. Rigas                      (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a) X**
                                                                     (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)    Sole Voting Power
           Shares                    0--for election of directors only.
        Beneficially                 275,413--for all other voting purposes
          Owned by                   (see Item 5).
            Each              (8)    Shared Voting Power
         Reporting                   18,363,592--for election of directors only.
           Person                    18,088,179--for all other voting purposes
            With                     (see Item 5).
                              (9)    Sole Dispositive Power
                                     275,413
                              (10)   Shared Dispositive Power
                                     18,088,179

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  18,363,592 (which includes 97,949 shares beneficially owned by Dorellenic and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Ellen K. Rigas is a general partner).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            47.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ionian Communications, L.P.

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                       BK

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                  0
           Shares
        Beneficially          (8)     Shared Voting Power          940,000
          Owned by
            Each              (9)     Sole Dispositive Power             0
         Reporting
        Person With           (10)    Shared Dispositive Power     940,000

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       940,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             3.3%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Daniel R. Milliard                  (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group   (a) X**
                                                                     (b)
                  **Solely with respect to voting for the election of directors. See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  United States of America

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power           1,000 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power          0 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                           1,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             0%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Syracuse Hilton Head Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power       2,398,151 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power  2,398,151 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,151, (including 940,000 shares held by Ionian Communications, L.P.)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             8.3%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Doris Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power       2,398,151 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power  2,398,151 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,151, (including 940,000 shares held by Ionian Communications, L.P.)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             8.3%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Eleni Acquisition, Inc.

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power       2,398,151 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power  2,398,151 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,151, (including 940,000 shares held by Ionian Communications, L.P.)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             8.3%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group    (a)
                                                                      (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  Commonwealth of Pennsylvania

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power      17,990,230 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power 17,990,230 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 17,990,230 (including 9,433,962 deemed beneficially owned by Highland Preferred Communications, L.L.C., a 100% owned subsidiary, 8,506,268 held by Highland Communications, L.L.C., a 100% owned subsidiary, and 50,000 owned by Bucktail Broadcasting Corporation, a majority owned subsidiary of Highland Holdings).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            46.9%

         (14)     Type of Reporting Person (See Instructions)
                                       PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Iliad Holdings, Inc.

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                       BK

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware

         Number of            (7)     Sole Voting Power                 0 Shares
           Shares
        Beneficially          (8)     Shared Voting Power         940,000 Shares
          Owned by
            Each              (9)     Sole Dispositive Power            0 Shares
         Reporting
        Person With           (10)    Shared Dispositive Power    940,000 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       940,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             3.3%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

                  This Schedule 13D Amendment No. 6 ("Amendment No. 6") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 6 amends and supplements the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), as amended by amendments filed thereto through and including Amendment No. 5 ("Amendment No. 5" and, collectively with the Original Schedule 13D and Amendments Nos. 1, 2, 3 and 4 thereto, the "Schedule 13D Filings") by the Limited Purpose Group and the other filing parties thereto.

                  The descriptions contained in this Amendment No. 6 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.


1.        SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while Adelphia's Class B Common Stock, par value $.01 per share, has not been so registered.


2.        IDENTITY AND BACKGROUND

                  Ionian Communications, L.P. ("Ionian") is a Delaware limited partnership. The sole general partner of Ionian is Iliad Holdings, Inc., a Delaware corporation ("Iliad"). All of the individuals who are the executive officers, directors and controlling persons of Iliad are listed in Schedule A hereto. The principal business and office address of each of Ionian and Iliad is Main at Water Street, Coudersport, Pennsylvania 16915.

                  Syracuse Hilton Head Holdings, L.P. ("SHHH") is a Delaware limited partnership. The sole general partner of SHHH is Doris Holdings, L.P. ("Doris"), a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). All of the individuals who are the executive officers, directors and controlling persons of Eleni are listed in Schedule A hereto. The principal business and office address of each of SHHH, Doris and Eleni is Main at Water Street, Coudersport, Pennsylvania 16915. SHHH is the 99% sole limited partner of a subsidiary limited partnership that is the 99% sole limited partner of Ionian.

                  Highland Holdings ("Highland") is a Pennsylvania general partnership. All of the individuals who are the general partners of Highland include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K. Rigas, each of which is listed on Schedule A hereto. Daniel R. Milliard is no longer a general partner of Highland Holdings. The principal business and office address of Highland Holdings is Main at Water Street, Coudersport, Pennsylvania 16915. Highland is the sole member of Highland Communications, L.L.C. ("HC") and Highland Preferred Communications, L.L.C. ("HPC"), Delaware limited liability companies which act solely by and through Highland, the sole member, and is the majority owner of Bucktail Communications Corporation ("Bucktail").

         (a) See Schedule A attached hereto for each other person filing this Amendment No. 6.

         (b) See Schedule A for the residence or business address of each other person filing this Amendment No. 6.


3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) On August 18, 1998, Highland (through HC) purchased 4,090,315 shares of Class A Common Stock from the Company, at a price per share of $30.56. The purchase price for such shares sold to HC was paid to the Company in cash and was provided by margin loans to HC by Salomon Smith Barney Holdings Inc. and to HPC by Nationsbank, N.A.

         On July 31, 1998, Bucktail acquired 50,000 shares of Class A Common Stock from the Company, at a deemed value of $39.625 per share, in a private acquisition transaction in exchange for certain programming properties.

         (b) Schedule B annexed hereto sets forth any other acquisitions of Class A Common Stock by the filing parties within the sixty days prior to the filing of this Amendment No. 6. Unless otherwise noted on such Schedule B, any such acquisitions were made on an individual basis for investment purposes in over-the-counter open market transactions and the source of the purchase price paid for each of these acquisitions was the respective personal funds of each of such persons.


4.        PURPOSE OF TRANSACTION

                  Highland acquired its 4,140,315 shares of Class A Common Stock for investment purposes and such shares form part of the Rigas family holdings of Common Stock and Series C Convertible Preferred Stock of the Company. The general partners of Highland were all filing persons prior to this Amendment No. 6.

                  The persons listed in Schedule A hereto (excluding Ellen K. Rigas), both prior to and after the above-referenced acquisition, served and continue to serve as directors and officers of the Company and in such capacities are involved generally in the Company's management, business and operations. The persons listed in Schedule A hereto, in their capacities as Class A and Class B stockholders, both prior to and after the above-referenced acquisition, had the power to elect seven of the eight members of the Company's

Board of Directors pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement referenced in Items 6 and 7 herein.


5.        INTEREST IN SECURITIES OF THE ISSUER

         (a) Each of the persons listed in Schedule A hereto directly owns shares of Class A Common Stock (other than James P. Rigas) and shares of Class B Common Stock (other than Daniel R. Milliard) of the Company. Ionian (and Iliad) and SHHH (and Doris and Eleni) own only shares of Class A Common Stock and Highland (through its subsidiaries) owns shares of Class A Common Stock and Series C Preferred Stock. The Class B Common Stock and the Series C Preferred Stock owned by Highland and the persons on Schedule A is convertible into shares of Class A Common Stock and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to the Limited Purpose Group, each person listed in Schedule A, and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock, which may be deemed to be beneficially owned by the Limited Purpose Group, each such person and each such entity (in each case assuming that such person or entity alone converts all of his, her or its shares of Class B Common Stock or Series C Preferred Stock into shares of Class A Common Stock) as of the close of business on September 15, 1998. Each person listed in Schedule A disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other persons listed in Schedule A.

         (b) Schedule C sets forth with respect to the Limited Purpose Group, each person listed in Schedule A and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland the number of shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has
(i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and (iv) shared power to dispose or to direct the disposition. The right of each person listed in Schedule A to dispose of any shares of Common Stock (as defined in Item 6 below) is subject to certain provisions of the Stockholders' Agreement filed under Item 7 and described in Schedule C. The right of Ionian to vote or dispose of any shares is subject to the Proxy Agreement filed under Item 7 and described in Schedule C. HPC and HC can act or take action with respect to shares held by them only by and through the actions of Highland, the sole member of each.

         (c) Except as set forth in Item 3 and Schedule B hereto which are incorporated herein by reference, no filing person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

         (d)       Not applicable.

         (e)       Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The 4,090,315 shares of Class A Common Stock were purchased by Highland (through HC) from the Company pursuant to a Direct Purchase Agreement dated August 12, 1998 ("Purchase Agreement") between Highland Communications, L.L.C. and the Company. In connection with such transaction, the Company also sold 4,100,000 and 615,000 shares of Class A Common Stock on August 18, 1998 and September 14, 1998, respectively, to the public through underwriters.

                  HC has pledged shares of Class A Common Stock to Salomon Smith Barney Holdings ("SSBH") and HPC has pledged 9,433,962 shares of Convertible Preferred Stock to Nationsbank, N.A. (together, with SSBH, the "Pledgees") as collateral for margin loans described in Item 3 hereof. Such margin loans are also guaranteed by Michael J. Rigas, Timothy J. Rigas and James P. Rigas. Pursuant to such margin loans and related pledge documentation, the Pledgees have certain rights, upon default and after notice and opportunity to cure, to vote the pledged shares and to foreclose on such collateral and, pursuant thereto, to take possession of, to vote or to dispose of pledged shares to satisfy amounts outstanding under the respective margin loans. For these purposes, the Pledgee's rights to sell pledged shares include the right to do so upon the failure to maintain any required collateral value for such margin loans. The Company has filed and has agreed to maintain an effective shelf registration statement covering the potential resale of any such pledged shares for so long as any such margin loans remain outstanding.


7.        MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.

         12. Direct Purchase Agreement dated August 12, 1998, between the Company and Highland Communications, L.L.C. (incorporated herein by reference is Exhibit 10.03 to the Form 8-K of Adelphia Communications Corporation filed August 21, 1998 (Commission File No. 000-16014)).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 1998                                   /s/Michael J. Rigas
Date                                                  Signature


                                                     John J. Rigas, individually and as a member of the
                                                     Limited Purpose Group by Michael J. Rigas,
                                                     Attorney-in-Fact
                                                     Name/Title



September 18, 1998                                   /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas, individually and as a member of the
                                                     Limited Purpose Group
                                                     Name/Title



September 18, 1998                                   /s/Michael J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas, individually and as a member of the
                                                     Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



September 18, 1998                                   /s/Michael J. Rigas
Date                                                 Signature


                                                     James P. Rigas, individually and as a member of the Limited
                                                     Purpose Group by Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title
                                       19


September 18, 1998                                   /s/Michael J. Rigas
Date                                                 Signature


                                                     Ellen K. Rigas, individually and as a member of the Limited
                                                     Purpose Group by Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



September 18, 1998                                   /s/Michael J. Rigas
Date                                                 Signature



                                                     Daniel R. Milliard, individually and as a member of the
                                                     Limited Purpose Group by Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



September 18, 1998                                   IONIAN COMMUNICATIONS, L.P.
Date

                                                     By:  Iliad Holdings, Inc., General Partner


                                                     /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title





                                       20



September 18, 1998                                   ILIAD HOLDINGS, INC.
Date

                                                     /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title



September 18, 1998                                   SYRACUSE HILTON HEAD HOLDINGS, L.P.
Date

                                                     By:  Doris Holdings, L.P., General Partner

                                                     By:  Eleni Acquisition, Inc., General Partner


                                                     By: /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title



September 18, 1998                                   DORIS HOLDINGS, L.P.
Date

                                                     By:  Eleni Acquisition, Inc., General Partner


                                                     By: /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title




                                       21



September 18, 1998                                   ELENI ACQUISITION, INC.
Date

                                                     By: /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title



September 18, 1998                                   HIGHLAND HOLDINGS
Date

                                                     By: /s/ Michael J. Rigas
                                                     Signature


                                                     Michael J. Rigas, Partner
                                                     Name/Title

                                                  SCHEDULE A
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 6)



Name and Business Address                                 Principal Occupation or Employment and Principal Business and Address

John J. Rigas                                             Chairman, Chief Executive Officer and President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Michael J. Rigas                                          Executive Vice President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Timothy J. Rigas                                          Executive Vice President, Chief Financial
Main at Water Street                                        Officer and Treasurer
Coudersport, Pennsylvania 16915                           Adelphia Communications Corporation
                                                          Main at Water Street
                                                          Coudersport, Pennsylvania 16915

James P. Rigas                                            Executive Vice President
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Ellen K. Rigas                                            Self-employed
Main at Water Street                                      Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

Daniel R. Milliard                                        President, Chief Operating Officer and Secretary
Main at Water Street                                      Hyperion Telecommunications, Inc.
Coudersport, Pennsylvania 16915                           Main at Water Street
                                                          Coudersport, Pennsylvania 16915

                                                  SCHEDULE B
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 6)






                                                       NONE

                                                  SCHEDULE C
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 6)



1.        AMOUNT BENEFICIALLY OWNED

                  LIMITED PURPOSE GROUP. The Limited Purpose Group is deemed to beneficially own 31,309,625 shares of the Class A Common Stock of the Company, which number includes 97,949 shares of Class A Common Stock beneficially owned by Dorellenic, a general partnership in which each of the members of the Limited Purpose Group except Daniel R. Milliard are the sole general partners, and 17,990,230 shares of Class A Common Stock beneficially owned or deemed beneficially owned by Highland, a general partnership in which each of the members of the Limited Purpose Group except Daniel R. Milliard are the sole general partners. This number also includes 700 shares of Class A Common Stock beneficially owned by Daniel R. Milliard jointly with his spouse and 300 shares of Class A Common Stock held of record by Daniel R. Milliard's spouse as trustee for Daniel R. Milliard's children. The shares held jointly or individually by Daniel R. Milliard's spouse are deemed to be beneficially owned by Daniel R. Milliard and are therefore included in the shares deemed beneficially owned by the Limited Purpose Group for purposes of this statement. Further, to the extent that the shares deemed beneficially owned by the other members of the Limited Purpose Group are deemed beneficially owned by John J. Rigas as discussed below, the shares that are held by Daniel R. Milliard's spouse individually and jointly with her husband are included in the shares deemed beneficially held by John J. Rigas for purposes of this statement. The Limited Purpose Group and each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A Common Stock held of record by Daniel R. Milliard's spouse, as trustee for Daniel R. Milliard's children. In addition, each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A and Class B Common Stock directly held by other members of the Limited Purpose Group or into which the shares of Class B Common Stock directly held by the other members of the Limited Purpose Group are convertible.

                  Each member of the Limited Purpose Group, as well as Dorellenic, is a party to a Stockholders' Agreement wherein they agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of Issuer which has voting power of any nature. Accordingly, and consistent with past practice, the members of the Limited Purpose Group are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

                  To the extent that John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares held by the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of such shares by other members of the Limited Purpose Group.

                  The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock covered thereby, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also mandates in certain circumstances that a decedent stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

                  Neither Dorellenic nor Highland is included in the Schedule 13D Filings or this Amendment No. 6 as a member of the Limited Purpose Group since their respective share ownership is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are reporting such ownership hereby.

                  Each of John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers") is a party to the Proxy Agreement with Ionian, which gives each of the Sellers voting rights over certain of the 940,000 shares of Class A Common Stock held by Ionian and certain rights of first refusal over all such shares. Accordingly, shares held by Ionian over which each Seller has voting rights are reported as shares as to which such person shares voting rights with Ionian and each Seller reports shared dispositive power over the shares held by Ionian pursuant to the right of first refusal and the requirement of Sellers' consent to any other sale by Ionian. The Limited Purpose Group reports shared voting power over the shares held by Ionian.

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas are shareholders, directors and officers of Eleni Acquisition, Inc., the general partner of Doris, which is the general partner of SHHH. As such, they share voting and investment control over the 1,458,151 shares of Class A Common Stock held by SHHH, in addition to the 940,000 shares held by Ionian, as discussed above, which is a subsidiary of SHHH. Accordingly, the shares held by SHHH are reported as shares as to which such individuals and the Limited Purpose Group share voting power.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS. John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas and Daniel R. Milliard are deemed to beneficially own 26,343,805, 22,304,551, 22,304,551, 21,540,015, 18,363,592 and 1,000 shares, respectively, of the Class A Common Stock of the Company, each of which amounts includes (except for those accorded to Daniel R. Milliard) 97,949 of the same shares of

Class A Common Stock beneficially owned by Dorellenic, a general partnership in which the above-named individuals (except Daniel R. Milliard) are the sole general partners and 17,990,230 of the same shares beneficially owned or deemed beneficially owned by Highland, a general partnership in which all such individuals (except Daniel R. Milliard) are the sole general partners. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of an additional 4,966,540 shares of the Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons convert their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D filings and this Amendment No. 6, gives John J. Rigas beneficial ownership of a total of 31,309,625 shares of Class A Common Stock.


2.        PERCENT OF CLASS

                  LIMITED PURPOSE GROUP. Based upon 49,179,349 shares of Class A Common Stock outstanding (which assumes the conversion of 10,846,544 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), the Limited Purpose Group's beneficial ownership represents 63.7%.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING
                  PERSONS.

                  JOHN J. RIGAS: Based upon 44,213,809 shares of Class A Common Stock outstanding (which assumes the conversion of 5,883,004 shares of Class B Common Stock held of record by John J. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), John J. Rigas' beneficial ownership represents 59.6%. In addition, John J. Rigas shares or has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 4,966,540 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which increases John J. Rigas' beneficial ownership to 63.7%.

                  MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 40,248,775 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 1,915,970 shares of Class B Common Stock held of record by such person and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into

                  9,433,962 shares of Class A Common Stock by Highland Holdings), each such individual's beneficial ownership represents 55.4%.

                  JAMES P. RIGAS: Based upon 39,484,439 shares of Class A Common Stock outstanding (which assumes the conversion of 1,151,634 shares of Class B Common Stock held of record by James P. Rigas and Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), James P. Rigas' beneficial ownership represents 54.6%.

                  ELLEN K. RIGAS: Based upon 38,704,567 shares of Class A Common Stock outstanding (which assumes the conversion of 371,762 shares of Class B Common Stock held of record by Ellen K. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), Ellen K. Rigas' beneficial ownership represents 47.4%.

                  DANIEL R. MILLIARD: Daniel R. Milliard's beneficial ownership represents 0.0%.

                  IONIAN COMMUNICATIONS, L.P. (AND, AS TO THE SAME SHARES, ILIAD HOLDINGS, INC.): Based on 28,898,843 shares of Class A Common Stock outstanding, Ionian's beneficial ownership represents 3.3%.

                  HIGHLAND HOLDINGS: Based on 38,332,805 shares of Class A Common Stock outstanding (which assumes the conversion of 80,000 shares of Series C Preferred Stock into 9,433,960 shares of Class A Common Stock by Highland Holdings), Highland's beneficial ownership represents 46.9%.

                  SYRACUSE HILTON HEAD HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, DORIS HOLDINGS, L.P. AND ELENI ACQUISITION, INC.):
                  Based on 28,898,843 shares of Class A Common Stock outstanding, SHHH's beneficial ownership represents 8.3%.


3.        NUMBER OF SHARES AS TO WHICH SUCH PERSONS HAVE:

                   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                             LIMITED PURPOSE GROUP:                         28,910,474

                             LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL
                             REPORTING PERSONS:

                             John J. Rigas                                  6,216,855

                             Michael J. Rigas                               0 -- for election of directors
                                                                            1,818,221 -- for all other voting power purposes

                             Timothy J. Rigas:                              0 -- for election of directors
                                                                            1,818,221 -- for all other voting power purposes

                             James P. Rigas:                                0 -- for election of directors
                                                                            1,053,685 -- for all other voting power purposes

                             Ellen K. Rigas:                                0 -- for election of directors
                                                                            275,413 -- for all other voting power purposes

                             Daniel R. Milliard:                            0

                             Ionian Communications, L.P. (and Iliad         0
                             Holdings, Inc.)


                             Highland Holdings:                             0

                             Syracuse Hilton Head Holdings, L.P. (and       0
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.)


                                       29

                   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:


                             LIMITED PURPOSE GROUP:                         2,399,151

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 25,092,770

                             Michael J. Rigas:                              21,557,851 -- for the election of directors only
                                                                            19,739,630 -- for all other voting power purposes

                             Timothy J. Rigas:                              21,557,851 -- for the election of directors only
                                                                            19,739,630 -- for all other voting power purposes

                             James P. Rigas:                                20,793,315 -- for the election of directors only
                                                                            19,739,630 -- for all other voting power purposes

                             Ellen K. Rigas:                                18,363,592-- for the election of directors only
                                                                            18,088,179-- for all other voting power purposes

                             Daniel R. Milliard:                            1,000

                             Ionian Communications, L.P. (and Iliad         940,000
                             Holdings, Inc.):

                             Highland Holdings:                             17,990,230

                             Syracuse Hilton Head Holdings, L.P. (and       2,358,151
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.):


                                     30


                   SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

                             LIMITED PURPOSE GROUP:                         0

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 5,856,755
                             Michael J. Rigas:                              1,818,221
                             Timothy J. Rigas:                              1,818,221
                             James P. Rigas:                                1,053,685
                             Ellen K. Rigas:                                275,413
                             Daniel R. Milliard:                            0
                             Ionian Communications, L.P. (and Iliad         0
                             Holdings, Inc.):

                             Highland Holdings:                             0

                             Syracuse Hilton Head Holdings, L.P. (and       0
                             Doris Holdings, L.P. and Eleni Acquisition,
                             Inc.):




                           See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.

                   SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

                             LIMITED PURPOSE GROUP:                         0

                              LIMITED PURPOSE GROUP MEMBERS AND
                             INDIVIDUAL REPORTING PERSONS:


                             John J. Rigas:                                 20,486,330
                             Michael J. Rigas:                              20,486,330
                             Timothy J. Rigas:                              20,486,330


                                     31

                             James P. Rigas:                                20,486,330
                             Ellen K. Rigas:                                18,088,179
                             Daniel R. Milliard:                            1,000
                             Ionian Communications, L.P. (and Iliad         940,000
                             Holdings, Inc.):

                             Highland Holdings:                             17,990,230

                             Syracuse Hilton Head Holdings, L.P.            2,358,151
                             (and Doris Holdings, L.P. and Eleni
                             Acquisition, Inc.):






                           See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.


                                       32